Exhibit 99.1

ShangPharma Corporation to Hold 2012 Annual General Meeting on December 12, 2012

Shanghai, November 13, 2012 — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced that it will hold its 2012 annual general meeting of shareholders at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong on December 12, 2012 at 10:00 AM (Hong Kong time). Holders of ordinary shares of the Company whose names are on the register of members of the Company at the close of business on November 13, 2012 are entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) are welcome to attend the annual general meeting in person.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company affairs with management.

The notice of the annual general meeting is available on the Investor Relations section of the Company’s website at www.shangpharma.com. ShangPharma has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2011, with the U.S. Securities and Exchange Commission (the “SEC”). ShangPharma’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov.

Shareholders may request a hard copy of the Company’s annual report, free of charge, by contacting ShangPharma Corporation, No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, People’s Republic of China, telephone: +86 21 5132-0088, email: IR@shangpharma.com.

About ShangPharma Corporation

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

For further information, please contact:

ShangPharma Corporation

William Dai

Chief Financial Officer

E-mail: IR@shangpharma.com

Brunswick Group

Josh Gartner

E-mail: shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600